Exhibit 99.1

StoneCo Announces Organizational Changes to Prioritize Client Segments & Software Integration

Georgetown, Grand Cayman, October 09th, 2023 - StoneCo Ltd. (Nasdaq: STNE; B3: STOC31) (“Stone” or the “Company”) today announced that it is reorganizing its management structure to better align the Company around specific go-to-market strategies per client segment and to accelerate the integration of its software and financial solutions.

Financial Services Segment

The Financial Services reporting segment will be led by three leaders who will each be responsible for managing StoneCo’s business for a specific client category. Each will serve on the Company’s Executive Committee, and report directly to the CEO.

•	Victor Lino will lead the Micro Merchants Business

•	Mateus Biselli will lead the Small and Medium Merchant Business

•	Sandro Bassili will lead Key Accounts

Software Segment

Sandro Bassili will also lead the Software business. He will be responsible for managing the Software reporting segment, its go-to-market business and integration initiatives. Mr. Bassili has extensive experience managing people and integration efforts in organizations and will leverage his responsibilities to accelerate the integration of Software within each client segment. Gilsinei Hansen, current COO of Software, will remain in the Company as a senior advisor, involved in the daily operations of the Software business and its integration initiatives.

Corporate and Operations

Some executives who report directly to the CEO and serve on the Company’s Executive Committee will also assume new responsibilities, including:

•	Fabio Kapitanovas will join StoneCo to lead our People, Shared Services and Operations teams. He is a senior executive with more than 23 years of experience at Kraft Heinz and AB-Inbev in various operating roles. He will focus on facilitating company-wide operational excellence and creating a more coordinated, streamlined and cost-effective approach to operations.

•	Lia Matos, beyond her current responsibilities in Strategy, will also take responsibility for Marketing. She will coordinate our marketing strategies, institutional branding and end-to-end client experience more closely.

•	João Bernartt, currently responsible for Product across our financial services platform, will also take responsibility for Business Development and Innovation. He will coordinate our growth and development initiatives more closely.

•	Marcus Fontoura, Chief Technology Officer, will now report directly to the CEO, emphasizing StoneCo’s dedication to scalability and accelerated product development.

•	Carolina da Costa has joined StoneCo to lead our Impact and Sustainability initiatives. She has over 22 years of experience in impact projects across education, healthcare, and asset management. In education, she served as VP of all Undergraduate Programs at Insper and led the Entrepreneurship Center and the implementation of the new Engineering Program at the University. Carolina will leverage her expertise to work alongside our business leaders in initiatives associated with client education as well as fostering economic inclusion within the broader reach of our ecosystem.

After contributing significantly during his 6-year tenure, Caio Fiuza has left the Company. Caio will leave an undeniable positive mark not only in the company but on the Brazilian fintech sector as a whole. Stone acknowledges his monumental contributions, particularly in areas such as logistics and the creation of Ton, and wishes him every success.

Pedro Zinner, CEO of StoneCo., remarked, “This strategic reorganization is another important step at putting clients at the heart of our business, fostering increased accountability, improved outcomes, and superior value delivery. Now, I believe our organization is better aligned with our strategic focus of enhancing our value proposition through the combination of financial services and software.” Zinner concluded.

The Executive Committee of StoneCo is now comprised of the following members:

Name	Title
Pedro Zinner	Chief Executive Officer
Mateus Scherer	Chief Financial Officer & Investor Relations Officer
Lia Matos	Chief Strategy & Marketing Officer
João Bernartt	Chief Product & Innovation Officer
Diego Salgado	Chief Treasury Officer
Fabio Kapitanovas	Chief People & Operating Officer
Marcus Fontoura	Chief Technology Officer
André Monteiro	Chief Risk Officer
Tatiana Malamud	Chief Legal & Compliance Officer
Vinicius Carrasco	Chief Economist & Regulatory Affairs Officer
Victor Lino	Chief Client Officer of Micro Merchants Business
Mateus Biselli	Chief Client Officer of Small and Medium Merchant Business
Sandro Bassili	Chief Operating Officer of Software
Carolina da Costa	Chief Impact & Sustainability Officer

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co